 **HITMKR®**

Vu from HITMKR

HITMKR Inve⬛⬛⬛⬛⬛rtunity

Vu from HITMKR ◄⬛⬛⬛⬛⬛⬛
To: ⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛⬛   Fri, Mar 28, 2025 at 1:40 PM

HI ⬛⬛⬛⬛⬛

Hope you are doing well!

We are starting fundraising for HITMKR this month. Would you potentially be interested in angel investing or know 1-2 individuals who might be interested and good to talk with?
Here's our community campaign with more info: https://wefunder.com/hitmkr

But I would love to jump on a call and talk about details if there's any interest.

Thank you,
Vu

--
Vu Ho
Founder & CEO of HITMKR
HITMKR | LinkedIn | Instagram
⬛ **HITMKR**